EnCana provides update on debt redemptions
EnCana to redeem additional C$950 million of Canadian Medium Term Notes
CALGARY, Alberta (August 10, 2005) — EnCana Corporation (TSX, NYSE: ECA) has completed the redemption of each of two issues of medium term notes, its 8.50% notes due March 15, 2011 and 5.50%/6.20% notes due June 23, 2028.
On August 8, 2005 a meeting of holders of a third issue of medium term notes, the 5.95% notes due June 2, 2008 (5.95% Notes), was held at which the noteholders approved amendments to the terms of the 5.95% Notes to provide EnCana with the right to redeem the 5.95% Notes at the Canada Yield Price (as defined in the Noteholders’ Information Circular dated July 12, 2005), plus accrued and unpaid interest to but excluding the date of redemption. EnCana has delivered a notice of redemption establishing September 9, 2005 as the redemption date for the 5.95% Notes. The Canada Yield Price, together with accrued and unpaid interest to but excluding the redemption date, rounded to three decimal places, for each C$100 of principal amount is C$108.539.
The intention to redeem the above three issues of medium term notes, having an aggregate principal amount of C$200 million, was announced by EnCana on June 17, 2005.
EnCana to redeem additional Canadian Medium Term Notes
EnCana also today issued a notice of redemption establishing September 9, 2005 as the redemption date for certain additional redeemable issues of its outstanding Canadian medium term notes. These notes have an aggregate principal amount of C$950 million and are being redeemed in accordance with their terms.
The following issues of medium term notes will be redeemed in their entirety (face value of notes shown). The Canada Yield Price applicable to each issue (as defined in the documents governing each issue), together with accrued and unpaid interest to but excluding the redemption date, rounded to three decimal places, for each C$100 of principal amount is as follows:

Issue	Redemption Amount
C$200 million 5.95% notes due October 1, 2007	C$107.666 per C$100
C$100 million 5.80% notes due June 19, 2008	C$107.577 per C$100
C$150 million 6.10% notes due June 1, 2009	C$109.950 per C$100
C$150 million 7.15% notes due December 17, 2009	C$114.302 per C$100
C$200 million 7.10% notes due October 11, 2011	C$118.215 per C$100
C$150 million 7.30% notes due September 2, 2014	C$121.136 per C$100
All notes being redeemed are held in registered form by CDS & Co. on behalf of brokers, custodians and the beneficial owners. EnCana will pay the redemption amount to the trustee for the notes by September 9, 2005. The redemption amount will be distributed to financial intermediaries by CDS & Co. in accordance with its procedures. Beneficial holders may contact their individual brokers or custodians for additional information.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
Susan Grey	Alan Boras
Analyst, Investor Relations	Manager, Media Relations
(403) 645-4751	(403) 645-4747

1